REYNALDO’S MEXICAN FOOD COMPANY, INC.

P.O. BOX 26496

SCOTTSDALE, AZ 85255

602.793.8058

September 1, 2022

Jennifer Monick

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reynaldo’s Mexican Food Company, Inc.
Form 10-12(g)
File No. 000-56463
Filed August 3, 2022

Dear Mr. Costello

Set forth below is the response for JJY Holding Group (AKA Beesfree, Inc.), a Nevada corporation (“JJY” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated July 26, 2022, with respect to our Form 10-12(g), Amendment 3 filled on April 19, 2022.

Form 10-12G

General

1.           Please review your disclosure and revise to address any discrepancies. For example only, we note on page 11, you state that you will be able to issue 5 million shares of preferred stock and later state you will be able to issue 10 million shares of preferred stock. Please also remove or explain disclosures that do not appear to be relevant, such as the reference to the international education industry on page 7 and the statements as to historical operating losses, which are not reflected in your financial statements, also on page 7.

Response:

Disclosures have been revised or deleted.

Cautionary Note Regarding Forward-Looking Statements, page ii

2.            We note your statement that you assume no obligation to update any forward- looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

Response:

The following language was inserted:

We will update this information to the extent required by law.

Introductory Comment, page ii

3.            Please revise your disclosure here and throughout your registration statement to state that your securities are "quoted" rather than traded or listed on the OTC Markets platform.

Response:

The language was revised throughout the disclosure to reflect “quoted”.

Resale limitations of Rule 144(i) on your shares, page 4

4.            Please revise your disclosure to clearly state that securities may not be sold under Rule 144 until one year has elapsed from the date that you file Form 10 information with the Commission reflecting your status as an entity that is no longer a shell company.

Response:

The following language was revised:

Thus, securities may not be sold under Rule 144 until one year has elapsed from the date that you file Form 10 information with the Commission reflecting your status as an entity that is no longer a shell company.

Our company is currently listed on the Expert Market on the OTC Markets platform, page 8

5.            We note that the OTC Markets website carries three warnings or designations in relation to your common stock: that it is traded on the Expert Market, that it is eligible for Unsolicited Quotes Only, and that it has been labeled Caveat Emptor (Buyer Beware). We also note that the website discloses that OTC Markets Group is unable to confirm that you are providing pubic disclosure to a regulator, exchange or OTC Markets Group, and that it has determined that there is a public interest concern associated with your company. Please enhance your disclosures in this risk factor to fully address the nature, the reason for and the consequences to the company and investors resulting from each of these warnings and designations. Please also include all of this information in the discussion of market information under Item 9(a) on page 17.

Response:

The following language was revised:

Our stock quote is not currently visible on OTC Markets. The market for our stock is uncertain at this time. Quotations in Expert Market securities are restricted from public viewing and only broker-dealers and professional or sophisticated investors are permitted to view quotations in Expert Market securities. Our securities could be particularly illiquid due to being quoted on this market and that if we remain on the Expert Market it could impede a potential merger, acquisition, reverse merger or business combination pursuant to which the company could become an operating company.

Our stock is not eligible for proprietary broker-dealer quotations. All quotes in this stock reflect unsolicited customer orders. Unsolicited-Only stocks have a higher risk of wider spreads, increased volatility, and price dislocations. Investors may have difficulty selling this stock. An initial review by a broker-dealer under SEC Rule15c2-11 is required for brokers to publish competing quotes and provide continuous market making.

OTC Markets Group has discontinued the public display of quotes for this security because it has been labeled Caveat Emptor (Buyer Beware). OTC Markets Group designates certain securities as “Caveat Emptor” and places a skull and crossbones icon next to the stock symbol when there may be reason for investors to exercise additional caution and perform thorough due diligence before making an investment decision in that security. View our other compliance designations to learn more about how we use data to flag risks and inform investors.

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The Caveat Emptor Designation may be assigned when OTC Markets Group becomes aware of one or more of the following:

Promotion — The security is the subject of stock promotion that may be misleading or manipulative. Promotional activities may include news releases, spam email, and newsletters, whether they are published by the issuer or a third party. See OTC Markets Group's Policy on Stock Promotion.

•	Investigation of Fraud or Other Criminal Activities — There is an investigation or other indication of fraudulent or other criminal activity involving the company, its securities or insiders.
•	Suspension/Halt — A regulatory authority or an exchange has halted or suspended trading for public interest concerns (i.e. not a news or earnings halt).
•	Undisclosed Corporate Actions — The security or company is the subject of a corporate action, such as a reverse merger, stock split, or name change, without adequate current information being publicly available.
•	Other Public Interest Concern — OTC Markets Group has determined that there is a public interest concern regarding the security. Such concerns may include, but are not limited to, unusual or unexplained trading activity, spam or disruptive corporate actions, even when current information is publicly available.

Item 5. Directors and Executive Officers, page 15

6.            Please clearly disclose all companies, including blank check companies, with which Ms. Keaveney has been associated as an officer or director during the past five years, including, for example only, Nuoncology Labs Inc. In addition, please clearly identify Ms. Keaveney as a promoter. See Item 401(g) of Regulation S-K. Given Ms. Keaveney other affiliations, please discuss any potential conflicts of interest.

Response:

The following language was revised:

Rhonda Keaveney has been appointed as custodian to many companies in the states of Nevada, Wyoming, Colorado and Florida. As custodian, Ms. Keaveney, through her company, Small Cap Compliance, LLC has rehabilitated many companies, including RYNL. The only potential conflict in working with, and acting as officer and director, of multiple companies is the amount of time Ms. Keaveney has to spend on the daily operations of each company. The companies have no operations and Ms. Keaveney reinstates each company with its state of domicile, files Form 10s or OTC Markets financial statements, pays certain outstanding company bills and searches for a suitable merger candidate or business combination for each company. The potential for conflict is low. See Exhibit 3.5 for custodian company details.

The following language was revised:

Item 7. Certain Relationships and Related Transactions, Director Independence, page 16

7.            We note that W/F Investment Corp holds 69.53% of your outstanding common shares. Provide the information required by Item 402(c) of Regulation S-K regarding W/F Investment Corp's transactions with the company, as the holder of a controlling interest of a shell company.

Response:

Rule 402 (c) relates to executive compensation. There is no indication in the company records that W/F Investment Corp. is anything more equity investment firm that invested in the company. Although W/F holds 69.53% of the common stock, Small Cap Compliance, LLC is the majority shareholder when converting to common stock and in voting privileges. See Item 8 for Series A Preferred Stock rights and privileges.

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Item 11. Description of Registrant's Securities to be Registered, page 17

8.            Please describe the material terms of the Convertible Series A Preferred Stock issued and outstanding, including its liquidation preference, voting and conversion rights. Please see Item 202(a)(4) of Regulation S-K.

The rights and privileges of the Convertible Series A Preferred Stock is as follows:

One share of Convertible Series A Preferred Stock is convertible into one thousand shares of common stock of RYNL and entitled to one thousand votes of common stock for every one share of as Convertible Series A Preferred Stock owned. The holders of the Convertible Series A Preferred Stock shall not be entitled to receive dividends.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793-8058 or email Ms. Keaveney at rhonda8058@gmail.com.

Sincerely,

Reynaldo’s Mexican Food Company, inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer

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